Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Cullen Agricultural Holding Corp. on Form S-4, Amendment No. 3, File No. 333-161773, of our report of Cullen Agricultural Technologies, Inc. and Affiliate (a development stage company) (the “Company”), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated September 4, 2009, with respect to our audit of the combined financial statements of Cullen Agricultural Technologies, Inc. and Affiliate (a development stage company) as of August 18, 2009 and for the period from June 3, 2009 (inception) through August 18, 2009, which reports appear in the Prospectus, which is part of this Registration Statement.  We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
Melville, New York
October 1, 2009